                                                                    EXHIBIT 99.1

                                                           [ENGLISH TRANSLATION]

                                  ANNUAL REPORT

                  (BASED ON CONSOLIDATED FINANCIAL STATEMENTS)
         (For the period from January 1, 2003 through December 31, 2003)

To:      The Financial Supervisory Commission of Korea
         Korea Securities Dealers Association Automated Quotation Market

Pursuant to Article 186-2 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (the "Company") is submitting this annual report based on the consolidated financial statements of the Company for the fiscal year 2003.

                                 APRIL 29, 2004

President & CEO :        Chang-Bun Yoon

Head Office :            1445-3 Seocho-dong, Seocho-ku, Seoul, Korea, 137-728
                         (Tel.) 82-2-6266-5500

Person in Charge:        Young Bo Chang, Vice President,
                         Head of Investors Relations Team
                         (Tel.) 82-2-6266-2740

                         [HTI LOGO] HANARO TELECOM,INC.

         This is an English-language translation of the Company's annual report on a consolidated basis, which was originally prepared in Korean in accordance with the applicable laws of Korea. The annual financial statements in this report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a consolidated basis. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").

                           FORWARD-LOOKING STATEMENTS

         This annual report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

III.     FINANCIAL INFORMATION

1. SUMMARIZED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                              (Unit: KRW million)
           Description                       2003               2002              2001               2000
           -----------                       ----               ----              ----               ----
[Current Asset]                             679,236            749,559            734,077            709,140
                                          ---------          ---------          ---------          ---------
Quick assets                                677,942            738,678            719,387            677,769

Inventories                                   1,295             10,881             14,691             31,371
                                          ---------          ---------          ---------          ---------

[Non-current Asset]                       2,707,311          3,355,226          3,370,188          2,642,106
                                          ---------          ---------          ---------          ---------
Investment Securities                       104,909            198,730            222,657            166,927

Property and Equipment                    2,550,921          3,134,314          3,146,589          2,438,865

Intangible Asset                             51,481             22,182                943             36,315
                                          ---------          ---------          ---------          ---------

TOTAL ASSETS                              3,386,548          4,104,785          4,104,265          3,351,246
                                          ---------          ---------          ---------          ---------
[Current Liabilities]                       796,850          1,605,367          1,038,013            749,628

[Non-current Liabilities]                   831,795            983,920          1,497,860            934,539
                                          ---------          ---------          ---------          ---------
TOTAL LIABILITIES                         1,628,645          2,589,287          2,535,874          1,684,168
                                          ---------          ---------          ---------          ---------

Minority Interest                               599            145,477            147,098              1,457

[Paid-in Capital]                         2,310,676          1,396,613          1,320,000          1,320,000

[Capital in excess of par value]            332,220            689,758            689,431            689,175

[Retained Earning]                         (871,614)          (710,804)          (590,365)          (343,539)

[Capital Adjustment]                        (13,978)            (5,546)             2,227                (15)
                                          ---------          ---------          ---------          ---------

TOTAL SHAREHOLDERS' EQUITY                1,757,903          1,515,499          1,568,392          1,667,078
                                          ---------          ---------          ---------          ---------
Revenue                                   1,383,486          1,417,854            830,720            342,804

Operating Profit                             70,694             21,428           (170,614)          (304,611)

Ordinary Profit                            (160,912)          (127,678)          (248,808)          (307,087)

Ordinary Profit after Income Tax

  Expense                                  (161,214)          (128,761)          (248,843)          (307,144)

Net Income                                 (161,214)          (128,761)          (248,843)          (307,144)
                                          ---------          ---------          ---------          ---------

CONSOLIDATED SUBSIDIARIES                        5                  7                 10                  8
                                          ---------          ---------          ---------          ---------

2. ACCOUNTING STANDARDS AND OTHER INFORMATION

I. Hanaro and its domestic subsidiaries maintain their official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea ("Korean GAAP").

II.      Change of Consolidated Subsidiaries in the last 3 years

                Name of Consolidated         Included in Consolidated         Disaffiliated from Consolidated
                   Subsidiaries                   Subsidiaries                         Subsidiaries
                   ------------                   ------------                         ------------
2003      Hanaro Telecom, Inc. and 4 others             -                       Dreamline Corporation and 1
                                                                                other

2002      Hanaro Telecom, Inc. and 7 others  Hanaro Telephone & Internet        Hanaro Technology, Inc. and 4
                                             Information, Inc.                  others

2001      Hanaro Telecom, Inc. and 10        Hanaro Telecom, Inc. and 10                     -
          others                             others

3. CONSOLIDATED FINANCIAL STATEMENTS

         A) Consolidated balance sheets (As of the end of December 31, 2003 and
         2002)

                                                                                                         Translation into
                                                                                                       U.S. Dollars (Note 2)
                                                                           Korean Won                  --------------------
                           ASSETS                                    2003             2002             2003             2002
                                                                        (In millions)                       (In thousands)
CURRENT ASSETS:
   Cash and cash equivalents (Note 3)                              W   199,548      W   306,118      $   167,406  $       256,810
   Short-term financial instruments (Notes 4 and 5)                    219,872          150,499          184,456          126,258
   Short-term investment securities (Note 6)                               389           18,951              326           15,898
   Trade receivables, net of allowance for doubtful
   accounts of W 37,504 million in 2003 and W18,137
   million in 2002, and discount on present value of
    W5 million in 2003                                                 208,503          229,867          174,919          192,841
   Short-term loans, net of discount on present value of
   W 596 million in 2003 and W189 million in 2002
   (Note 9)                                                             14,458            7,194           12,129            6,035
   Accounts receivable-other, net of allowance for doubtful
    accounts of W ,899 million in 2003 and W 3,033  million
    in 2002                                                              2,820            7,032            2,366            5,899
   Accrued income                                                        6,313            5,319            5,296            4,462
   Prepaid expenses                                                     21,935            8,980           18,402            7,534
   Prepaid income tax                                                    2,353            4,458            1,974            3,740
   Advanced payments                                                     1,577              261            1,323              219
   Forward exchange contracts (Note 16)                                    173                -              145                -
   Inventories                                                           1,295           10,880            1,087            9,129
                                                                   -----------      -----------      -----------  ---------------
                                                                       679,236          749,559          569,829          628,825
                                                                   -----------      -----------      -----------  ---------------

NON-CURRENT ASSETS:
   Long-term financial instruments (Notes 4 and 5)                           7               23                6               19
   Long-term investment securities (Note 7)                             23,764           56,528           19,936           47,423
   Investment securities using the equity method (Note 8)                9,565                -            8,024                -
   Long-term trade receivables, net of discount on present
   value of W 680 million in 2003 (Note 2)                               1,038                -              871                -
   Long-term loans, net of discount on present value of
   W2,525 million in 2003 and W5,194 million in 2002
   (Note 9)                                                             13,483           48,478           11,311           40,669
   Key-money deposits                                                   43,928           79,530           36,852           66,720
   Long-term prepaid expenses                                           12,893           13,990           10,816           11,737
   Deferred income tax assets (Note 20)                                    232              181              195              152
   Property and equipment, net (Notes 10, 12, 14 and 23)             2,550,921        3,134,314        2,140,034        2,629,458
   Intangibles (Notes 11 and 23)                                        51,481           22,182           43,190           18,609
                                                                   -----------      -----------      -----------  ---------------
                                                                     2,707,312        3,355,226        2,271,235        2,814,787
                                                                   -----------      -----------      -----------  ---------------
           Total Assets                                            W 3,386,548      W 4,104,785      $ 2,841,064  $     3,443,612
                                                                   ===========      ===========      ===========  ===============

                                                                                                            Translation into
                                                                                                          U.S. Dollars (Note 2)
                                                                            Korean Won                   ----------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                  2003             2002             2003              2002
                                                                          (In millions)                     (In thousands)
CURRENT LIABILITIES:
   Trade payables                                                  W     32,951      W    77,332  $        27,643   $        65,876
   Other accounts payable                                               116,632          181,196           97,846           152,010
   Short-term borrowings (Note 13)                                      163,000           63,000          136,745            52,852
   Advances received                                                      3,321            6,491            2,786             5,445
   Accrued expenses                                                      59,982           47,922           50,320            40,203
   Withholdings                                                          21,210           16,182           17,794            13,576
   Income tax payable                                                       179            1,826              150             1,532
   Current portion of Asset Backed Securities payable
     (Note 15)                                                           32,510          146,024           27,273           122,503
   Current maturities of long-term debt, net of discount on
     debentures of W3,476 million in 2003 and W5,249 million in
     2002, and present value discount of W1,698 million in 2003, and accrued interest of W8,246 million
     in 2002 (Notes 12 and 14)                                          352,226        1,041,343          295,492           873,610
   Forward exchange contracts                                                 -            1,888                -             1,584
   Interest swap (Note 16)                                               13,058            5,632           10,955             4,725
   Deposits received                                                      1,781           16,531            1,494            13,868
                                                                   ------------      -----------  ---------------   ---------------
                                                                        796,850        1,605,367          668,498         1,346,784
                                                                   ------------      -----------  ---------------   ---------------

LONG-TERM LIABILITIES:
   Long-term debt, net of current portion (Note 14)                     242,523          213,233          203,459           178,887
   Debentures, net (Note 14)                                            481,753          617,647          404,155           518,160
   Long-term obligation under capital leases (Note 12)                   48,570           38,087           40,747            31,952
   Long-term Asset Backed Securities payable (Note 15)                        -           72,369                -            60,712
   Long-term advances received                                           14,315           15,504           12,009            13,007
   Accrued severance indemnities, net (Note 2)                           23,876           24,094           20,030            20,213
   Long-term deposits received                                           20,711            2,569           17,376             2,156
   Deferred income tax liabilities (Note 20)                                 47              417               39               350
                                                                   ------------      -----------  ---------------   ---------------
                                                                        831,795          983,920          697,815           825,437
                                                                   ------------      -----------  ---------------   ---------------
           Total Liabilities                                          1,628,645        2,589,287        1,366,313         2,172,221
                                                                   ------------      -----------  ---------------   ---------------

COMMITMENTS AND CONTINGENCIES (Note 22)

SHAREHOLDERS' EQUITY (Note 1):

   Capital stock (Note 17)                                            2,310,676        1,396,613        1,938,487         1,171,655
   Paid-in capital in excess of par value (Note 17)                     340,777          688,951          285,887           577,979
   Other capital surplus                                                 (8,557)             807           (7,179)              677
   Accumulated deficit                                                 (871,614)        (710,804)        (731,220)         (596,312)
   Capital adjustments:
     Stock compensation (Note 18)                                         5,916            4,541            4,963             3,810
     Valuation loss on available-for-sale securities, net
      (Note 7)                                                           (6,806)          (4,430)          (5,710)           (3,716)
     Valuation loss on available-for-sale securities using
      the equity method                                                      (7)               -               (6)                -
     Valuation loss on interest swap (Note 16)                          (13,058)          (5,633)         (10,955)           (4,726)
     Foreign-based operations translation debit                             (22)             (24)             (18)              (20)
   Minority interest                                                        598          145,477              502           122,044
                                                                   ------------      -----------  ---------------   ---------------
           Total Shareholders' Equity                                 1,757,903        1,515,498        1,474,751         1,271,391
                                                                   ------------      -----------  ---------------   ---------------

           Total Liabilities and Shareholders' Equity              W  3,386,548      W 4,104,785  $     2,841,064   $     3,443,612
                                                                   ============      ===========  ===============   ===============

          B) Consolidated Statements of Operations (For the years ended
                          December 31, 2003 and 2002)

                                                                                                           Translation into
                                                                                                         U.S. Dollars (Note 2)
                                                                           Korean Won                   ---------------------
                                                                     2003              2002             2003              2002
                                                                         (In millions,                     (In thousands,
                                                                   except per share amount)           except per share amount)
OPERATING REVENUE (Note 23)                                        W 1,383,486       W 1,417,854     $  1,160,643      $  1,189,475

OPERATING EXPENSES (Note 19)                                         1,312,792         1,396,426        1,101,336         1,171,489
                                                                   -----------       -----------     ------------      ------------

OPERATING INCOME                                                        70,694            21,428           59,307            17,977
                                                                   -----------       -----------     ------------      ------------

NON-OPERATING INCOME:
   Interest income                                                      18,465            32,761           15,491            27,484
   Dividend income                                                           -             2,935                -             2,462
   Gain on disposal of short-term investment securities                    315             1,718              264             1,441
   Gains on disposal of long-term investment securities                    145             2,658              122             2,230
   Gain on disposal of property and equipment                            1,102                93              924                78
   Gain on foreign currency transactions                                   267             1,560              224             1,309
   Gain on foreign currency translation                                     19            17,064               16            14,315
   Gain on early redemption of debentures (Note 14)                        870                 -              730                 -
   Gain on valuation of forward exchange contract (Note 16)                173                 -              145                 -
   Gain on transaction of forward exchange contract
    (Note 16)                                                              343               186              288               156
   Gain on disposal of intangible assets                                     -             1,646                -             1,381
   Gain on realization of negative goodwill                                  -             3,093                -             2,595
   Other                                                                 5,273             6,651            4,424             5,580
                                                                   -----------       -----------     ------------      ------------
                                                                        26,972            70,365           22,628            59,031
                                                                   -----------       -----------     ------------      ------------
NON-OPERATING EXPENSES:
   Interest expense (Note 14)                                          139,330           169,412          116,888           142,124
   Asset Backed Securities payable expense (Note 15)                     9,028            22,293            7,574            18,702
   Loss on foreign currency transactions                                   764               428              641               359
   Loss on foreign currency translation                                    138               260              116               218
   Loss on disposal of short-term investment securities                  2,117                 -            1,776                 -
   Loss on disposal of long-term investment securities                       -             1,149                -               964
   Loss on valuation of trading securities                                 307             2,838              258             2,381
   Impairment loss on short-term investment securities                     940               600              789               503
   Impairment loss on long-term investment securities
    (Note 7)                                                             3,385             6,357            2,840             5,333
   Donations                                                               800               335              671               281
   Loss on early redemption of debentures (Note 14)                        308             5,072              258             4,255
   Loss on valuation using the equity method (Note 8)                   23,142                 -           19,414                 -
   Loss on disposal of property and equipment                            1,326             5,606            1,112             4,703
   Loss on disuse of property and equipment (Note 10)                   61,333                 -           51,454                 -
   Loss on valuation of forward exchange contract                            -             1,888                -             1,584
   Other (Note 2)                                                       15,660             3,233           13,137             2,713
                                                                   -----------       -----------     ------------      ------------
                                                                       258,578           219,471          216,928           184,120
                                                                   -----------       -----------     ------------      ------------

ORIDINARY LOSS BEFORE INCOME TAX                                      (160,912)         (127,678)        (134,993)         (107,112)

INCOME TAX EXPENSE (Note 20)                                              (302)           (1,083)            (254)             (909)

MINORITY INTEREST SHARE OF LOSS (INCOME)                                   (85)            3,736              (71)            3,134
                                                                   -----------       -----------     ------------      ------------

NET LOSS                                                           W  (161,299)      W  (125,025)    $   (135,318)     $   (104,887)
                                                                   ===========       ===========     ============      ============

BASIC AND DILUTED LOSS PER SHARE (Note 2)                          W      (502)      W      (419)    $      (0.42)     $      (0.35)
                                                                   ===========       ===========     ============      ============

     C) Consolidated Statements of Shareholders' Equity (For the years ended
                          December 31, 2003 and 2002)

                                                                          Korean Won (In millions)
                                                                           Retained
                                              Common          Capital      earnings       Capital         Minority
                                              stock           surplus      (deficit)    adjustments       interests      Total
                                           -------------    ------------   ---------    -----------       ----------  ------------
Balance at December 31, 2001               W   1,320,000  W  689,432      W (590,365)   W      2,227      W  147,098  W  1,568,392

Net loss for 2002                                      -           -        (125,025)              -          (3,736)     (128,761)
Issuance of common stock by exercise
of stock warrants                                 76,613        (390)              -               -               -        76,223
Effect of changes in consolidated
subsidiaries                                           -        (207)          4,586               -               -         4,379
Effect of changes in ownership interest                -         116               -               -           2,115         2,231
Disposal of investment securities in
subsidiaries                                           -         807               -               -               -           807
Compensation expense incurred in
connection with stock options
(Note 19)                                              -           -               -           1,651               -         1,651
Valuation loss on available-for-sale
securities                                             -           -               -          (3,761)              -        (3,761)
Loss on valuation of interest swap
(Note 17)                                              -           -               -          (5,633)              -        (5,633)
Foreign-based operations translation
debit                                                              -               -             (30)              -           (30)
                                         ---------------  ----------      ----------    ------------      ----------  ------------

Balance at December 31, 2002                   1,396,613     689,758        (710,804)         (5,546)        145,477     1,515,498

Issuance of common stock                         914,063    (348,173)              -               -               -       565,890
Net loss for 2003                                      -           -        (161,299)              -              85      (161,214)
Effect of changes in consolidated
   subsidiaries                                        -        (808)            489               -        (144,964)     (145,283)
Compensation expense incurred in
connection with stock options                          -           -               -           1,375               -         1,375
Valuation loss on available-for-sale
securities                                             -           -               -          (2,376)              -        (2,376)
Valuation loss on available-for-sale
securities using the equity method                     -      (8,557)              -              (7)              -        (8,564)
Loss on valuation of interest swap                     -           -               -          (7,425)              -        (7,425)
Foreign-based operations translation
credit                                                 -           -               -               2               -             2
                                           -------------  ----------      ----------    ------------      ----------  ------------
Balance at December 31, 2003               W   2,310,676  W  332,220      W (871,614)   W    (13,977)     W      598  W  1,757,903
                                           =============  ==========      ==========    ============      ==========  ============

Translation into U.S. Dollars

(In thousands) (Note 2)                    $   1,938,487  $  278,708      $ (731,220)   $    (11,726)     $      502  $  1,474,751
                                           =============  ==========      ==========    ============      ==========  ============

          D) Consolidated Statements of Cash Flow (For the years ended
                          December 31, 2003 and 2002)

                                                                                                           Translation into
                                                                                                          U.S. Dollars (Note)
                                                                             Korean Won                  ---------------------
                                                                      2003               2002            2003             2002
                                                                           (In millions)                     In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                       W    (161,299)        W (125,025) $     (135,318) $     (104,887)
                                                                  -------------         ----------  --------------  --------------
   Addition of expenses not involving cash outflows:
    Stock compensation expense                                            1,375              1,651           1,154           1,385
    Provision for severance indemnities                                  13,444             11,959          11,279          10,033
    Amortization of discount on debentures and long-term
     debt                                                                19,265             14,923          16,162          12,519
    Recognition of long-term accrued interest                             6,171              8,246           5,177           6,918
    Employee fringe benefits                                                944              2,070             792           1,737
    Depreciation and amortization                                       428,528            433,476         359,503         363,654
    Loss on foreign currency translation                                    138                260             116             218
    Provision for doubtful accounts                                      25,744             13,690          21,597          11,485
    Loss on valuation of trading securities                                 307              2,838             258           2,381
    Loss on disposal of property and equipment                            1,326              5,606           1,112           4,703
    Impairment loss on short-term investment securities                     940                600             789             503
    Impairment loss on long-term investment securities                    3,385              6,357           2,840           5,333
    Loss on disposal of short-term investment securities                  2,117                  -           1,776               -
    Loss on disposal of long-term investment securities                       -              1,149               -             964
    Loss on valuation using the equity method                            23,142                  -          19,414               -
    Loss on disuse of property and equipment                             61,333                  -          51,454               -
    Loss on early redemption of debentures                                  308              5,072             258           4,255
    Loss on valuation of forward exchange contract                            -              1,888               -           1,584
    Minority interest income                                                 85                  -              71               -
    Ordinary development cost and other                                     643              3,359             539           2,818
                                                                  -------------         ----------  --------------  --------------
                                                                        589,195            513,144         494,291         430,490
                                                                  -------------         ----------  --------------  --------------
   Deduction of revenues not involving cash inflows:

    Gain on disposal of short-term investment securities                    315              1,718             264           1,441
    Amortization of present value discount                                2,019              3,746           1,694           3,144
    Gain on transaction of forward exchange contract                        343                186             288             156
    Gain on valuation of forward exchange contract                          173                  -             145               -
    Gain on disposal of property and equipment                            1,102                 93             924              78
    Gain on disposal of intangibles                                           -              1,646               -           1,381
    Gain on disposal of long-term investment securities                     145              2,658             122           2,230
    Gain on foreign currency translation                                     19             17,064              16          14,315
    Gain on realization of negative goodwill                                  -              3,093               -           2,595
    Gain on early redemption of debentures                                  870                  -             730               -
    Minority interest loss                                                    -              3,736               -           3,134
    Other                                                                    57                 27              48              22
                                                                  -------------         ----------  --------------  --------------
                                                                          5,043             33,967           4,231          28,496
                                                                  -------------         ----------  --------------  --------------
   Changes in assets and liabilities resulting from operations:

    Increase in trade receivables                                       (37,260)           (91,397)        (31,258)        (76,675)
    Decrease (Increase) in accounts receivable-other                      2,693             (2,816)          2,259          (2,362)
    Decrease (Increase) in accrued income                                (1,263)             1,643          (1,059)          1,378
    Decrease in prepaid expenses                                          5,710             22,260           4,790          18,674
    Decrease in prepaid income tax                                        1,367              1,305           1,147           1,095
    Increase in advanced payments                                        (1,370)           (11,860)         (1,149)         (9,950)
    Increase in inventories                                             (32,217)           (55,892)        (27,028)        (46,889)
    Decrease (Increase) in prepaid V.A.T.                                     -              5,905               -           4,954
    Decrease (Increase) in forward exchange contract                     (1,545)             2,705          (1,296)          2,269
    Decrease in long-term prepaid expenses                                1,097              6,961             920           5,840
    Decrease (Increase) in deferred income tax assets                       (51)               100             (43)             84
    Decrease in trade payables                                          (38,320)           (27,016)        (32,148)        (22,664)

                                                                                                           Translation into
                                                                                                         U.S. Dollars (Note 2)
                                                                            Korean Won                   --------------------
                                                                      2003              2002             2003             2002
                                                                           (In millions)                     (In thousands)
 Changes in assets and liabilities resulting from operations:
    Decrease in other accounts payable                            W   (28,698)        W(186,839)     $   (24,076)     $  (156,744)
    Increase in advances received                                         347             2,487              291            2,086
    Increase in accrued expenses                                       18,512             7,361           15,530            6,175
    Increase in withholdings                                            7,314            10,365            6,136            8,695
    Increase (Decrease) in income tax payable                          (1,436)            1,749           (1,204)           1,467
    Decrease in long-term advances received                            (1,189)                -             (997)               -
    Increase in deposits received                                         893             7,756              749            6,507
    Increase (Decrease) in long-term deposits received                  1,013            (4,306)             850           (3,612)
    Increase (Decrease) in deferred income tax liabilities                 (1)              407               (1)             341
    Decrease (Increase) in foreign based operations
     translation credit                                                     2               (30)               2              (25)
    Decrease in payments to National Pension                              140                76              117               64
    Payments of severance indemnities                                 (15,556)           (5,786)         (13,050)          (4,854)
                                                                  -----------         ---------      -----------      -----------
                                                                     (119,818)         (314,862)        (100,518)        (264,146)
                                                                  -----------         ---------      -----------      -----------
   Net cash flows provided by operating activities                    303,035            39,290          254,224           32,961
                                                                  -----------         ---------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from disposal of short-term investment
     securities                                                        34,143           101,908           28,643           85,493
    Collection of short-term financial instruments                    842,882           483,510          707,116          405,629
    Redemption of short-term loans                                      6,771             1,150            5,680              965
    Redemption of long-term loans                                       2,734            16,044            2,294           13,460
    Proceeds from disposal of long-term investment
     securities                                                           406             8,528              341            7,154
    Withdrawal of long-term financial instruments                           -             1,220                -            1,023
    Refund of key-money deposits                                       18,152            16,039           15,228           13,456
    Proceeds from disposal of property and equipment                    9,304             4,494            7,805            3,770
    Proceeds from disposal of intangibles                                   -             1,800                -            1,510
    Withdrawal of severance insurance deposits                          1,009             1,673              846            1,404
    Acquisition of short-term financial instruments                  (929,616)         (484,050)        (779,879)        (406,082)
    Purchase of short-term investment securities                      (17,807)          (70,098)         (14,938)         (58,807)
    Extension of short-term loans                                        (614)             (572)            (515)            (480)
    Purchase of long-term investment securities                        (1,132)           (3,348)            (949)             (71)
    Acquisition of long-term financial instruments                         (2)              (85)              (2)             (71)
    Extension of long-term loans                                       (5,404)           (2,854)          (4,534)          (2,394)
    Payment of key-money deposits                                      (2,324)           (9,111)          (1,950)          (7,643)
    Acquisition of property and equipment                            (196,053)         (341,324)        (164,474)        (286,346)
    Payment of intangibles                                            (13,118)          (18,447)         (11,005)         (15,476)
    Payment of severance insurance deposits                              (124)           (2,764)            (104)          (2,319)
                                                                  -----------         ---------      -----------      -----------
   Net cash flows used in investing activities                       (250,793)         (296,287)        (210,397)        (248,563)
                                                                  -----------         ---------      -----------      -----------

                                                                                                      Translation into
                                                                       Korean Won                   U.S. Dollars (Note 2)
                                                                                              -------------------------------
                                                             2003                 2002             2003             2002
                                                                     (In millions)                     (In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings                 W            338,000  W        63,000   $      283,557   $       52,852
  Proceeds from long-term debt                                     148,329          236,424          124,437          198,342
  Proceed from issuance of debentures                              261,013          603,972          218,971          506,688
  Proceeds from issuance of common stock                           565,889           76,223          474,739           63,945
  Proceeds from Asset Backed Securities                                  -           81,000                -           67,953
  Proceeds from long-term deposits received                          1,487                -            1,247                -
  Increase in minority interests                                         -              702                -              589
  Repayment of short-term borrowings                              (230,000)         (64,695)        (192,953)         (54,274)
  Repayment of currency portion of long-term debt                        -          (77,332)               -          (64,876)
  Repayment of long-term debt                                   (1,096,800)        (495,684)        (920,134)        (415,842)
  Decrease in Asset Backed Securities payable                     (122,972)        (117,207)        (103,164)         (98,328)
  Repayment of bonds with warrants                                       -          (39,348)               -          (33,010)
  Repayment of deposits received                                         -           (1,899)               -           (1,593)
                                                      --------------------   --------------   --------------   --------------
  Net cash flows provided by (used in) financing
   activities                                                     (135,054)         265,156         (113,300)         222,446
                                                      --------------------   --------------   --------------   --------------
DECREASE FROM CHANGES IN
  CONSOLIDATED SUBSIDIARIES                                        (23,758)            (733)         (19,931)            (614)
                                                      --------------------   --------------   --------------   --------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                (106,570)           7,426          (89,404)           6,230

CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR                                                          306,118          298,692          256,810          250,580
                                                      --------------------   --------------   --------------   --------------
CASH AND CASH EQUIVLAENTS, END OF YEAR                W            199,548  W       306,118   $      167,406   $      256,810
                                                      ====================  ===============   ==============   ==============

                                                                                             Translation into
                                                                  Korean Won               U.S. Dollars (Note )
                                                                                          -----------------------
                                                              2003             2002          2003         2002
                                                                   (In millions)              (In thousands)
TRANSACTIONS NOT INVOLVING CASH:
 Transfer of long-term loans to current portion            W    13,830    W       6,842   $   11,602  $     5,740
 Transfer of inventories to property and equipment              41,801           59,374       35,070       49,810
 Transfer of debentures to current portion                     264,688          849,330      222,054      712,525
 Transfer of long-term debt to current portion                 103,271          187,454       86,637      157,260
 Transfer of long-term obligation under capital lease to
   current portion                                              87,297           38,376       73,236       32,195
 Transfer of Asset Backed Securities payable to current
   portion                                                      32,510          146,024       27,273      112,503
 Recognition of loss on valuation of available-for-sale
   securities as capital adjustments                             3,496            3,761        2,933        3,155
 Transfer of construction in progress to property and
   equipment                                                   125,045          152,918      104,904      128,287
 Transfer of construction in progress to intangibles                 -           16,429            -       13,783
 Increase of long-term loans accompanied by long-term
   debt                                                              -            7,000            -        5,872
 Acquisition of property and equipment under long-term
   lease obligation                                             98,230           20,526       82,408       17,220
 Transfer of other current liabilities to long-term
   deposits received                                            17,121                -       14,363            -
  Transfer of short-term loans to long-term loans                    -           10,028            -        8,413

         E) Notes to Financial Statements

We have audited the accompanying consolidated balance sheets of Hanaro Telecom, Inc. and its subsidiaries (collectively referred to as the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in its shareholders' equity and their cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea (Note 2).

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 17, on November 18, 2003, the Company issued 182,182,500 common shares at (pound)U3,200 per share (par value: (pound)U5,000) for the specified foreign investors. The discounts at less than par value, which amounts to (pound)U329,062 million, and the issuing cost of (pound)U19,111 million were offset against the existing paid-in capital in excess of par value.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

This report is effective as of March 23, 2004, the auditors' report date. Certain subsequent events or circumstances may have occurred between the auditors' report date and the time the auditors' report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors' report.

1. GENERAL:

(1) Hanaro Telecom, Inc.

Hanaro Telecom, Inc. ("Hanaro") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). Hanaro was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, Hanaro's stock was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). Hanaro issued American Depository Receipts ("ADRs") on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

Hanaro commenced providing local call and high-speed data access, internet and multimedia access on April 1, 1999 and is providing services in 80 cities, including Seoul, Pusan, Ulsan and Incheon, and 52 counties in Korea as of December 31, 2003. On December 12, 2002, Hanaro received a license to provide domestic long-distance calls and international calls from the MIC and will begin to provide the service in 2004.

Hanaro's headquarters is located in Seocho-Gu, Seoul. Hanaro has 10 domestic branches. Hanaro has invested in the following companies in order to facilitate and strengthen its services: Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Dreamline Corporation.

As of December 31, 2003 and 2002, the shareholders of Hanaro are as follows:

                                                          2003                                  2002
                                              ----------------------------   ---------------------------
                                               Number of     Percentage of    Number of    Percentage of
                                                shares       ownership (%)     shares      ownership (%)
                                              -----------    -------------   -----------   -------------
Newbridge Asia HT, L.P.                        49,535,799            10.72             -               -
AIF II NT, Ltd.                                38,456,250             8.32             -               -
AOF NT, Ltd.                                   24,721,875             5.35             -               -
Samsung Electronics Co., Ltd.                  23,542,281             5.09    23,542,281            8.43
United Classic Investment Limited              20,392,746             4.41             -               -
Dacom Corporation                              19,754,656             4.27    19,754,656            7.07
HT Holding IX, L.P.                            12,818,750             2.77             -               -
Daewoo Securities Co., Ltd.                    12,000,000             2.60    12,000,000            4.30
LG Corp.                                       11,175,047             2.42    11,175,047            4.00
Employee Stock Ownership Association            2,854,906             0.62     2,995,840            1.07
Others                                        246,882,870            53.43   209,854,856           75.13
                                              -----------           ------   -----------          ------
                                              462,135,180           100.00   279,322,680          100.00
                                              ===========           ======   ===========          ======

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

(2) Consolidated Subsidiaries

The consolidated financial statements include the accounts of Hanaro and its controlled subsidiaries (collectively referred to as the "Company"). Controlled subsidiaries include majority-owned entities and entities of which Hanaro owns more than 30 percent of the total outstanding voting stock and is the largest shareholder. Significant inter-company accounts and transactions have been eliminated in the consolidation. The ownership percentages disclosed in the following table relate to the period that such entities were consolidated.

                                                           Ownership
                                              Year       percentage (%)
                                           control was   --------------
          Subsidiaries                      obtained          2003           2002               Primary business
                                           -----------   --------------   -------------   --------------------------------
Hanaro Realty Development &                   1999           99.99            99.99       Property management of Hanaro
  Management Co., Ltd.                                                                      Telecom, Inc.

Hanaro Telephone & Internet Information,      2002           99.99            99.99       Customer Q & A and service
  Inc.

Hanaro WEB(N)UTV                              2000           90.91            90.91       Broadcasting & telecommunication

Hanaro Telecom America, Inc.                  2000          100.00           100.00       Telecommunication service

Hanaro's ownership percentage in Dreamline Corporation decreased from 32.18% to 26.28% due to the third party's investment into Dreamline Corporation on November 17, 2003. As a result, Dreamline Corporation and its 37.19%-owned subsidiary, HanaroDream, were excluded from the consolidated financial statements as of December 31, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         A. Basis of Presentation

Hanaro and its domestic subsidiaries maintain their official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea ("Korean GAAP"). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of (pound)U1,192.00 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying consolidated financial statements are summarized as follows:

         B. Adoption of Newly Effective Statements of Korea Accounting Standards

Hanaro and its domestic subsidiaries prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Investments in Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards. This restatement does not affect the net loss and net assets of the prior period.

         C. Use of Estimates

The preparation of financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates and assumptions relate to revenue recognition, allowance for doubtful accounts, depreciation, investments in non-listed equity securities and deferred income taxes. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

         D. Revenue Recognition

Revenue related to installation of service and sales of customer premises equipment is recognized when the equipment is delivered and installation is completed. The customer activation fees are recorded as revenues when billed and revenue for local call and high-speed internet access is recognized monthly as the services are provided. Revenue from other services including leased line services are recognized when the services are provided in accordance with the contract terms.

         E. Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents. Restricted deposits and current portion of long-term deposits are classified as short-term financial instruments.

         F. Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

         G. Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible individual accounts and historical bad debt experience.

The increase in the provision and allowance is consistent with the Company's increase in operating revenues.

Changes in allowance for doubtful accounts of trade receivables and accounts receivable-other for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                 Amount
                                         -----------------------
                                            2003          2002
                                         ----------    ---------
Beginning of period                      W   21,170    W   5,022
Provision                                    25,059       16,589
Write-offs                                   (1,570)        (440)
Changes in consolidated subsidiaries         (4,256)          (1)
                                         ----------    ---------
End of period                            W   40,403    W  21,170
                                         ==========    =========

The Company reclassified the trade receivables against Onse Telecom into long-term trade receivables due to the court arrangement of debt and accordingly, recorded (pound)U685 million of the difference between the trade receivables and the discounted present value as provision for doubtful accounts in 2003.

         H. Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined by the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

         I. Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

         J. Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings, capital surplus or to capital adjustments.

         K. Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term accounts payable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

         L. Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                Estimated useful lives
                                                ----------------------
Buildings, building facilities and structures          50 years
Machinery                                               8 years
Vehicles and other                                    5-8 years

         M. Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7.

Interest capitalization for the year ended December
31, 2002 is as follows (won in millions):

                              2003       2002
                            ---------  ---------
Total interest incurred     W 139,328  W 146,560
Charged to expense            139,328    142,389
                            ---------  ---------
Interest capitalized        W       -  W   4,171
                            =========  =========

         N. Impairment of Long-Lived Assets

Long-lived assets are subject to review for impairment. When the book value of a long-lived asset exceeds its recoverable value, due to obsolescence, damage or abrupt decline in market value, the decline in value is deducted from the asset's book value and expensed in the year it occurs. Recoverable value is the greater of net realizable value or useful value.

         O. Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

         P. Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                     Estimated Useful Lives
                                     ----------------------
Goodwill                                     5 years
Industrial property rights                 5-10 years
Cable line usage rights                    15-20 years
Land rights                                 20 years
Development costs                            1 year

         Q. Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants are allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

         R. Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

         S. Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to (pound)U25,649 million and (pound)U28,027 million as of December 31, 2003 and 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of (pound)U149 million and (pound)U295 million as of December 31, 2003 and 2002, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

The Company has entered into a severance insurance plan in accordance with the Labor Standard Law of Korea promulgated in 2000. This plan restricts severance payments directly to the eligible employees and directors, and meets the funding requirement for tax deduction purposes. The amount funded under this severance insurance plan of (pound)U1,624 million and (pound)U3,638 million as of December 31, 2003 and 2002, respectively, is presented as a deduction from accrued severance indemnities.

Changes in accrued severance indemnities for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                  Amount
                                       ---------------------------
                                           2003              2002
                                       ------------   ------------
Beginning of year                      W     28,027   W     21,419
Severance payments                          (15,556)        (5,786)
Provision                                    15,224         13,646
Changes in consolidated subsidiaries         (2,046)        (1,252)
                                       ------------   ------------
                                             25,649         28,027
                                       ------------   ------------
National Pension Fund for employees            (149)          (295)
Severance insurance deposits                 (1,624)        (3,638)
                                       ------------   ------------
End of year                            W     23,876   W     24,094
                                       ============   ============

In 2003, the Company paid retirement bonus amounting to (pound)U4,513 million in addition to the normal severance payment. The retirement bonus was recorded as non-operating expense-other.

         T. Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,192.60 and W1,186.30 to US $1.00 at December 31, 2003 and 2002, respectively.

         U. Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the tax rate in effect at each balance sheet date.

         V. Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the minimum value method). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 18).

         W. Net Loss Per Share

Net loss per share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period.

For comparability, the Company recalculated the weighted average number of common shares for the year ended December 31, 2002 due to the issuance of new shares in 2003 at lower price than market in accordance with Interpretation 29-54 of the Financial Accounting Standards in Korea.

Basic and diluted loss per share for the years ended December 31, 2003 and 2002 are computed as follows:

                                                             Amount
                                                   ---------------------------
                                                       2003            2002
                                                   ------------    -----------
Net loss (won in millions)                         W   (161,299)    W (125,025)
Weighted average number of common shares
outstanding (In thousands)                              321,310        298,251
                                                   ------------    -----------
Basic and diluted loss per share(won)              W       (502)    W     (419)
                                                   ============    ===========

Bonds with warrants and stock options were not included in computing diluted loss per share in 2003 and 2002, respectively, because their effects were antidilutive.

         X. Comparative Presentation

Certain accounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

         3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2003 and 2002 are as follows (won in millions):

                               Interest rate per annum (%)                  Amount
                               ---------------------------    --------------------------------
                                           2003                     2003              2002
                               ---------------------------    --------------    --------------
Cash on hand                               -                  W            5    W           14
Passbook accounts                         0.1                          3,797             6,327
Time deposits                              -                               -            21,171
Commercial paper                          3.3                        194,234                 -
Money Market Funds                         -                               -           214,100
Repurchase agreements                      -                               -            10,000
Specified money trust                      -                               -            42,740
Fixed interest instruments                 -                               -            10,000
Money Market Deposit Account              2.5                          1,512             1,766
                                                              --------------    --------------
                                                              W      199,548    W      306,118
                                                              ==============    ==============

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2003 and 2002 are as follows (won in millions):

                              Interest rate per annum (%)                   Amount
                              ---------------------------   -----------------------------------
                                          2003                    2003                 2002
                              ---------------------------   -----------------     -------------
Time deposits                         3.7 - 5.0             W         186,120     W     104,476
Repurchase agreements                 3.9 - 4.3                         7,000            25,067
Money Market Deposit Account             3.4                           26,752                 -
Specified money trust                     -                                 -            20,956
                                                            -----------------     -------------
                                                            W         219,872     W     150,499
                                                            =================     =============

(2) Long-term financial instruments as of December 31, 2003 and 2002 are as follows (won in millions):

                                 Interest rate per annum (%)             Amount
                                 ---------------------------    -----------------------
                                             2003                   2003         2002
                                 ---------------------------    -----------    --------
Deposits for checking accounts               -                  W         7    W     23
                                                                ===========    ========

5. RESTRICTED DEPOSITS:

As of December 31, 2003 and 2002, the following deposits are subject to withdrawal restrictions as guarantees for debt repayment, severance payments and other reasons (won in millions).

                                                             Amount
                                               ------------------------------------
                                                     2003                2002
                                               ----------------    ----------------
Short-term financial instruments:
  Time deposits                                W        183,520    W         79,749
  Repurchase agreements                                   2,000              14,000
  Money Market Deposit Account                           26,752                   -
                                               ----------------    ----------------
                                                        212,272              93,749
                                               ----------------    ----------------
Long-term financial instruments:
  Deposits for checking accounts                              7                  23
                                               ----------------    ----------------
                                               W        212,279    W         93,772

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                     2003                               2002
                                      --------------------------------    ---------------------------------
                                     Acquisition cost      Book value     Acquisition cost      Book value
                                     ----------------    -------------    ----------------    -------------
Trading securities:
   Beneficiary certificates          W              -    W           -    W          25,000   W      17,630
   Money market funds                             579              273                    -               -
                                     ----------------    -------------          -----------   -------------
                                                  579              273               25,000          17,630
                                     ----------------    -------------      ---------------   -------------
Held-to-maturity securities:
   Collateralized bond obligation               1,540                -                2,860           1,140
   Government bonds                               117              116                  153             181
                                     ----------------    -------------          -----------   -------------
                                                1,657              116                3,013           1,321
                                     ----------------    -------------          -----------   -------------
                                     W          2,236    W         389    W          28,013   W      18,951
                                     ================    =============    =================   ==============

7. LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of December 31, 2003 and 2002 consist of the following (won in millions):

                                                              2003                                2002
                                                Ownership                            Ownership
                                              percentage (%)         Amount        percentage (%)        Amount
                                              ---------------                      ---------------
Available-for-sale securities:
  Listed equity securities:
    LG Telecom, Ltd.                               0.37            W    3,764           0.37           W     4,505
    IMRI Co., Ltd.                                 0.63                    11           0.63                    64
    Netsecure Technology, Inc.                     2.35                   108           2.35                   166
    C.C.S., Inc.                                   7.22                 1,894              -                     -
                                                                   ----------
                                                                        5,777                                4,735
                                                                   ----------
  Non-listed equity securities:
    Korea Information Assurance, Inc.              0.47                   100           0.47                   100
    Media Valley, Inc.                              -                       -           5.44                   256
    C.C.S., Inc.                                    -                       -          10.00                 4,500
    CCR Inc.                                       2.08                   484           2.08                 1,780
    Dauinternet, Inc.                              0.71                    28           0.71                 1,100
    Korea Digital Cable Media Center              12.35                   550          27.23                   550
    Nae-Il Network Co., Ltd. and others                                 3,310                               17,032
                                                                   ----------
                                                                        4,472                               25,318
                                                                   ----------

                                                                   2003                               2002
                                                       Ownership                           Ownership
                                                    percentage (%)       Amount        percentage (%)        Amount
                                                    ---------------                    --------------
Investments in funds:
  Engineering Benevolent Association                     0.03          W         14         0.03           W        14
  KDBC Hanaro Interventure Fund                         31.00                 3,100        31.00                 3,100
  Dream Venture Fund 1                                      -                     -        50.00                 3,000
  Others                                                    -                    61            -                    40
                                                                       ------------
                                                                              3,175                              6,154
                                                                       ------------
                                                                             13,424                             36,207
                                                                       ------------
Held-to-maturity securities:
  Investments in funds:
    Hana Dream Limited Co.                              5.00                      1         5.00                     1
    Hanafos Securitization Specialty Co., Ltd.          2.00                      -         2.00                     -
                                                                       ------------
                                                                                  1                                  1
                                                                       ------------
  Debt securities:
    Government and municipal bond                                                16                                  4
    G.P.S. Korea Inc.                                                             2                                  -
    Hanafos Securitization Specialty Co., Ltd.                                9,000                              9,000
    Best Pool Securitization Specialty Co., Ltd.                                201                                  -
    New KB STAR Guarantee ABS Specialty
    Co., Ltd.                                                                 1,120                                  -
    Subordinate bonds owned by Dreamline                                          -                             11,316
      Corporation                                                      ------------
                                                                             10,339                             20,320
                                                                       ------------
                                                                             10,340                             20,321
                                                                       ------------
                                                                       W     23,764                        W    56,528
                                                                       ============                        ===========

(2) Listed equity securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                    2003                                      2002
                                   --------------------------------------   --------------------------------------
                                   Acquisition cost         Fair value       Acquisition cost        Fair value
                                   ----------------    ------------------   ------------------   -----------------
LG Telecom Co., Ltd.               W          5,396    W            3,764   W            5,396   W           4,505
IMRI Co., Ltd.                                  800                    11                  800                  64
Netsecure Technology, Inc.                    1,399                   108                1,399                 166
C.C.S., Inc.                                  4,740                 1,894                    -                   -
                                   ----------------    ------------------    -----------------   -----------------
                                   W         12,335    W            5,777   W            7,595   W           4,735
                                   ================    ==================   ==================   =================

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments.

(3) Non-listed equity securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                                   2003                                2002
                                                                                                  ----------------
                                        Acquisition cost       Net asset value     Book Value       Book Value
                                        -----------------     ----------------                    ----------------
Korea Information Assurance, Inc.       W             100     W             85    W        100    W            100
Media Valley, Inc.                                      -                    -               -                 256
C.C.S., Inc.                                            -                    -               -               4,500
CCR Inc.                                            1,780                  484             484               1,780
Dauinternet, Inc.                                   1,100                   28              28               1,100
Korea Digital Cable Media Center                      500                  399             550                 550
Nae-Il Network co., Ltd. and others                13,261                2,373           3,310              17,032
                                        -----------------     ----------------    ------------    ----------------
                                        W          16,741     W          3,369    W      4,472    W         25,318
                                        =================     ================    ============    ================

Non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss of (pound)U3,385 million and (pound)U6,357 million, respectively, in 2003 and 2002 charged to current operations as impairment loss on long-term investment securities.

(4) Debt securities as of December 31, 2003 and 2002 are as follows (won in millions):

                                                         2003                           2002
                                            -----------------------------  -----------------------------
                                            Acquisition cost   Book value  Acquisition cost   Book value
                                            ----------------  -----------  ----------------  -----------
Government and municipal bonds:                W        16    W        16     W         4    W         4
Corporate bonds:
   G.P.S. Korea Inc.                                     2              2               -              -
Subordinate debt investments:
   Hanafos Securitization Specialty Co.,
     Ltd.                                            9,000          9,000           9,000          9,000
   Best Pool Securitization Specialty Co.,
     Ltd.                                              450            201             450              -
   New KB STAR Guarantee ABS
   Specialty Co., Ltd.                               1,120          1,120               -              -
   Subordinate bonds owned by
   Dreamline Corporation                                 -              -          11,316         11,316
                                               -----------    -----------     -----------    -----------
                                               W    10,588    W    10,339     W    20,770    W    20,320
                                               ===========    ===========     ===========    ===========

8.   INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of December 31, 2003 and 2002 are as follows (won in millions):

                                  2003                                  2002
                    --------------------------------      --------------------------------
                       Ownership                             Ownership
                    percentage (%)       Book value       percentage (%)       Book value
                    --------------      ------------      --------------      ------------
Dreamline Corp.          26.28          W      9,565            -             W          -

(2) Loss on valuation using the equity method for the year ended December 31, 2003 is as follows (won in millions):

                                                                     Amount
                           -------------------------------------------------------------------------------------------
                                                                                           Changes in
                           Acquisition     Net asset     Beginning                        consolidated
     2003                     cost           value        of year          Loss(*)        subsidiaries      Book value
---------------            -----------    ----------     ---------      ------------      ------------      ----------
Dreamline Corp.            W    39,530    W   24,894     W       -      W   (23,142)       W  (32,707)       W   9,565

(*) Loss on valuation using the equity method

9.   LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2003 and 2002 are as follows (won in millions):

                                        Interest per                      Amount
                                                      -----------------------------------------------
                                          annum (%)            2003                     2002
                                        ------------  ----------------------   ----------------------
                                                      Short-term   Long-term   Short-term   Long-term
                                                      ----------   ---------   ----------   ---------
Loans to employees for share ownership         -      W    8,808   W   4,588   W        -   W  16,373
Loans to employees for housing               2.0           1,382       8,226        1,148       6,740
Other                                          -              98          41          109          99
                                                      ----------   ---------   ----------   ---------
                                                          10,288      12,855        1,257      23,212
   Less: discount on present value                          (401)     (2,069)         (25)     (3,357)
                                                      ----------   ---------   ----------   ---------
                                                      W    9,887   W  10,786   W    1,232   W  19,855
                                                      ==========   =========   ==========   =========

10.  PROPERTY AND EQUIPMENT:

Changes in property and equipment for the year ended December 31, 2003 are as follows (won in millions):

                                                                        Amount
                                     --------------------------------------------------------------------------------
                                                                                        Changes in
                                     Beginning of                                      consolidated
                                        year          Increase         Decrease        subsidiaries       End of year
                                     ------------  --------------  ----------------  ---------------     ------------
Land                                 W   157,962   W          385  W             70  W          (315)    W    157,962
Buildings                                256,692           49,593               163           (1,373)         304,749
Structures                                 3,607                2                 -           (3,363)             246
Machinery                              3,589,543          342,692           117,412         (520,961)       3,293,862
Vehicles                                     788               33               283             (107)             431
Other                                     57,901            5,619               611          (15,900)          47,009
Construction in progress                  85,121           64,961           125,045           (1,189)          23,848
Machinery in transit                         461               69               469                -               61
                                     -----------   --------------  ----------------  ---------------     ------------
                                       4,152,075          463,354           244,053         (543,208)       3,828,168
                                     -----------   --------------  ----------------  ---------------     ------------

Less: Accumulated depreciation
    Buildings                             16,613            6,548                 9              (83)          23,069
    Structures                               319               12                 -             (293)              38
    Machinery                            971,848          406,957            47,200         (103,039)       1,228,566
    Vehicles                                 403               76               199              (82)             198
    Other                                 28,578            6,316               270           (9,248)          25,376
                                     -----------   --------------  ----------------  ---------------     ------------
                                       1,017,761          419,909            47,678         (112,745)       1,277,247
                                     -----------   --------------  ----------------  ---------------     ------------
                                     W 3,134,314                                                         W  2,550,921
                                     ===========                                                         ============

Depreciable assets are insured for fire and other casualty losses up to W1,614,632 million as of December 31, 2003.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is W159,855 million as of December 31, 2003.

The Company recorded W61,333 million of loss on disuse of property and equipment in December 2003 due to discontinuance of service, decrease of customer demand and deterioration of certain machinery.

11.  INTANGIBLES:

(1) Changes in intangibles for the year ended December 31, 2003 are as follows (won in millions):

                                                                                          Changes in
                                       Beginning                                         consolidated
                                        of year        Acquisition      Amortization     subsidiaries       End of year
                                      -----------     -------------     ------------    --------------    --------------
Goodwill                              W     6,742     W           -     W      3,455    W            -     W       3,287
Intellectual proprietary rights               111                 -               17               (79)               15
Cable line usage rights                    39,757             8,055            2,415                 -            45,397
Development costs                             999             5,063            3,346                 -             2,716
Land rights                                    70                 -                4                 -                66
Other intangibles                           1,348                 -                -            (1,348)                -
Negative goodwill                         (26,845)                -                -            26,845                 -
                                      -----------     -------------     ------------    --------------    --------------
                                      W    22,182     W      13,118     W      9,237    W       25,418    W       51,481
                                      ===========     =============     ============    ==============    ==============

(2) W4,891 million and W4,784 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2003 and 2002, respectively.

12.  LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp. and KRX Co., Ltd. The payment schedule for the operating leases is as follows (won in millions):

                                             Amount
             Underground facilities
Year           and leased lines            Automobiles            Total
----         ----------------------       ------------        --------------
2004           W            19,934        W        796        W       20,730
2005                        19,934                 771                20,705
2006                        19,757                 313                20,070
2007                        19,509                   -                19,509
               -------------------        ------------        --------------
               W            79,134        W      1,880        W       81,014
               ===================        ============        ==============

(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital., Co., Ltd., Yonhap Capital Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2003 and 2002, the acquisition cost of machinery and equipment under capital leases was W193,959 million, and depreciation expenses related to the these capital leases for the year ended December 31, 2003 amount to W20,071 million.

The future annual payments under these capital lease agreements as of December 31, 2003 are as follows (won in millions and dollar in thousands):

                          Principal                                     Interest                         Total
Year       Korean won     US dollars   Won equivalent   Korean won     US dollars  Won equivalent    lease payments
         -------------                 --------------  ------------                                  --------------
2004     W      60,171   $     2,733   W        3,259  W      5,778   $       127  W          152    W      69,360
2005            36,863           146              175         2,040             3               4           39,082
2006            10,801             -                -           354             -               -           11,155
2007               731             -                -            23             -               -              754
         -------------   -----------   --------------  ------------   -----------  --------------    -------------
         W     108,566   $     2,879            3,434  W      8,195   $       130             156    W     120,351
         =============   ===========                   ============   ===========                    =============
                                              108,566                                       8,195
                                       --------------                              --------------
                                              112,000                              W        8,351
                                                                                   ==============
        Less: Current portion                 (63,430)
                                       --------------
                                       W       48,570
                                       ==============

13.  SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2003 and 2002 are as follows (won in millions):

                                     Interest rate per annum (%)                    Amount
                                     ---------------------------      --------------------------------
                                                 2003                     2003               2002
                                            -------------             -------------      -------------
General loans                                    6.00                 W       3,000      W      55,000
Syndication loans                                7.60                        60,000                  -
Issuance of commercial paper                     5.43                       100,000              8,000
                                                                      --------------     -------------
                                                                      W     163,000      W      63,000
                                                                      =============      =============

14.  LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of December 31, 2003 and 2002 is as follows (won in millions):

                                            Interest rate per annum (%)               Amount
                                            ---------------------------
                                                        2003                   2003             2002
                                                  -----------------         ----------       ---------
Information promotion fund                          3.58 ~ 7.25             W  163,813       W 180,590
General loans                                       6.99 ~ 7.60                 55,000          63,984
Syndication loans                                   7.60 ~ 8.50                 24,952               -
Asset backed loan (ABL)                                  -                      25,902         128,764
                                                                            ----------       ---------
                                                                               269,667         373,338
Less:   Current portion                                                        (98,970)       (164,406)
        Discount on present value                                                 (844)              -
                                                                            ----------       ---------
                                                                            W  169,853       W 208,932
                                                                            ==========       =========

On April 18, 2002, the Company transferred the beneficiary certificates of W 207,000 million for the trust amount of W 226,800 million issued by Kookmin Bank to Hana Dream Limited Co.("Hanadream") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans
(ABL) amounting to W 207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W 200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The balance of current portion of long-term debt related to this ABL transaction as of December 31, 2003 amounts to W25,902 million and W7,538 million was recorded as interest expense for the year ended December 31, 2003.

(2) Long-term debt in foreign currency as of December 31, 2003 and 2002 is as follows (won in millions, dollar in thousands):

                                       Interest rate
                                       per annum (%)    US dollars                            Won equivalent
                                       -------------
                                            2003           2003            2002            2003           2002
                                       -------------   -----------      ----------       --------       ---------
Facility loans                                 -       $         -      $   17,337       W      -       W  20,566
Syndication loans                           4.41            63,065               -         75,212               -
                                                       -----------      ----------       --------       ---------
                                                            63,065          17,337         75,212          20,566

Less:  Current portion                                           -         (13,711)             -         (16,265)
       Discount on present value                            (2,131)              -         (2,542)              -
                                                       -----------      ----------       --------       ---------
                                                       $    60,934      $    3,626       W 72,670       W   4,301
                                                       ===========      ==========       ========       =========

(3) Debentures as of December 31, 2003 and 2002 are as follows (won in millions):

                                               Interest rate per annum (%)                Amount
                                               ---------------------------    -------------------------------
       Debtor               Category                     2003                     2003               2002
-------------------    -------------------          ---------------           ------------       ------------
Hanaro                 General debentures             6.00 ~ 9.67             W    691,000       W  1,133,750
                       Bonds with warrants                 -                             -            118,630
                                                                                         -      (US$  100,000)
Dreamline              General debentures                  -                             -            208,400
                                                                              ------------       ------------
                                                                                   691,000          1,460,780
Less:    Current portion                                                          (195,000)          (821,530)
      Discount on debentures                                                       (14,247)           (21,603)
                                                                              ------------       ------------
                                                                              W    481,753       W    617,647
                                                                              ============       ============

(4) On September 2, 2003, the Company early repaid bonds with stock warrants ("18th debenture") and recorded W870 million of gain on early redemption of debentures. The warrants on the bonds with stock warrants are 15% or US$ 15,000 thousand and may be exercised until January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00. The exercise price is scheduled to change quarterly based on the market price of the stock.

(5) As of December 31, 2003, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised for the 13th debenture (bonds with stock warrants).

(6) During 2003, the Company early repaid W20,000 million of 1st debenture to reduce interest expense burden and recorded W308 million of loss on early redemption of debentures.

(7) On December 10, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan amount approximates to W720 billion (won currency loan of W224,684 million and US$ currency loan of US$416,232 thousand), which includes term loan of W660 billion with a maturity of five years and revolving loan of W60 billion. The outstanding balance of this syndication loan as of December 31, 2003 is W160,164 million (short-term borrowings of W60,000 million, long-term debt in local currency of W24,952 million and long-term debt in foreign currency of W75,212 million).

In relation to the above syndication loan, the Company's buildings are pledged as collateral up to W531,411 million; machinery, of which book value is W1,937,437 million as of September 30, 2003, are provided as assignable mortgage; and some intellectual property rights are pledged as collateral.

(8) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of December 31, 2003 is as follows (won in millions and dollar in thousands):

                                 Long-term debt         Long-term debt in foreign currency
Year           Debentures      in local currency        U.S. dollar         Won equivalent           Total
----                                                                                             -------------
2004          W    195,000        W     98,970         $           -         W          -        W     293,970
2005               306,000              95,233                     -                    -              401,233
2006               190,000              45,023                 9,460               11,282              246,305
2007                     -              17,986                25,226               30,085               48,071
2008                     -              12,455                28,379               33,845               46,300
              ------------        ------------         -------------         ------------        -------------
              W    691,000        W    269,667         $      63,065         W     75,212        W   1,035,879
              ============        ============         =============         ============        =============

(9) Other than collateral provided to the syndication loan consortium described in the Note 14 (7), property and equipment of W142,956 million, short-term financial instruments of W78,620 million and investment securities of W3,000 million are pledged as collateral for short-term borrowings, long-term debt and debentures as of December 31, 2003.

(10) According to the covenants, debentures of 17-1st, 17-2nd, 19-1st, 19-2nd, 20th, and 21st require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose its property and equipment of more than the amount of W750 billion ~W1,000 billion in each fiscal year.

15.  ASSET BACKED SECURITIES PAYABLE:

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. In relation to the issuance of ABS, the balance of Asset Backed Securities payable (current) as of December 31, 2003 amounts to W32,510 million, and W9,028 million and W22,293 million were recorded as Asset Backed Securities payable expense for the years ended December 31, 2003 and 2002, respectively.

16.  DERIVATIVES:

(1)  Swap Contract

With reference to the Company's issuance of the 20th debenture (Floating Rate
Note) and syndication loan in foreign currency, the Company entered into a swap contract (fixed interest rate) with Industrial Bank of Korea (IBK) and Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of this swap contract, the Company recorded W13,058 million of valuation loss as capital adjustments and liability as of December 31, 2003 (won in millions and dollar in thousands).

Financial                                                        Fixed rate                           Valuation loss
institution    Contract period         Floating rate (%)             (%)       Contract amount       on interest swap
IBK             2002.5~2005.5      Government bond rate+1.95        9.90         W     100,000          W   4,419
KDB            2003.12~2008.11             LIBOR+3.25               7.72        US$     63,065              8,639
                                                                                                        ---------
                                                                                                        W  13,058
                                                                                                        =========

(2)  Forward Exchange Contract

On December 19, 2003, the Company entered into a foreign currency forward contract, relating to syndication loan in foreign currency, with Korea Development Bank to hedge the exposure to changes in the foreign currency exchange rate at W1,190.0 per US$ against US$ 63,065 thousand. In relation to this forward contract, the Company recorded W173 million of gain on valuation of forward exchange contract for the year ended December 31, 2003. For other contracts expired in 2003 and 2002, the Company recognized W343 million and W186 million of gain on transaction of forward exchange contracts, respectively.

17.  SHAREHOLDERS' EQUITY:

(1)  Capital Stock

     The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of December 31, 2003

(2) The Company issued American Depository Shares based on 24,000 thousand common shares as authorized by the Board of Directors on March 29, 2000. Cash proceeds of W120,000 million were recorded as common stock and W278,797 million cash proceeds in excess of par value, net of common stock issuance costs, were recorded as capital surplus.

(3) On November 18, 2003, the Company issued 182,812,500 common shares at W3,200 per share (par value: W5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W329,062 million, and the issuing cost of W19,111 million were offset against the existing paid-in capital in excess of par value.

18.  STOCK OPTION PLAN:

The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of December 31, 2003 are as follows (won in millions):

                                        Number of        Exercise
Grant Date           Employee             shares        price/share        Methods             Exercise period
----------       ---------------        ---------      ------------    ---------------       -------------------
1999. 3. 1       Ex-CEO                    50,000      W      5,630    New stock issue       2002.3.1~2007.2.28
1999.10. 1       Senior managers          120,000            19,910    New stock issue       2002.10.1~2007.9.30
2000. 3.17       Senior managers        1,551,153            17,750    New stock issue       2003.3.18~2008.3.17
                   & employees

The Company values stock options granted based on the minimum value method (see
Note 2). Total compensation expense of W8,062 million was allocated over the vesting period and the compensation expense charged to operations for the year ended December 31, 2003 is W1,375 million.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

                              2003                2002
                          -------------       -------------
Ordinary loss             W     167,081       W     125,435
Net loss                  W     167,081       W     125,435

Ordinary loss per share   W         520       W         421
Net loss per share        W         520       W         421

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.

19.  OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2003 and 2002 are as follows (won in millions):

                                                                   Amount
                                                       -------------------------------
                                                           2003                2002
                                                       -------------       -----------
Salaries and wages                                     W      92,370       W    97,715
Provision for severance indemnities                           13,444            11,959
Welfare                                                       19,380            22,274
Rent                                                          14,746            19,624
Depreciation                                                 419,291           423,762
Advertising                                                   27,457            42,487
Ordinary research and development cost                         4,891             4,784
Utilities                                                     19,487            17,578
Telecommunication equipment lease expenses                   165,716           188,867
Bad debt                                                      25,744            13,690
Maintenance                                                   42,583            46,274
Selling expenses                                               6,408            47,259
Sales commissions                                            195,997           220,336
Interconnection charges                                      131,114            95,883
Commissions                                                   70,859            83,874
Outsourcing services                                          20,519            15,607
Amortization                                                   9,237             9,713
Other                                                         33,549            34,740
                                                       -------------       -----------
                                                       W   1,312,792       W 1,396,426
                                                       =============       ===========

20. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7% in 2003 and 2002. Income tax is calculated as follows (won in millions):

                                          Amount
                                   -------------------
                                      2003       2002
                                      ----       ----
Income tax currently payable       W     341   W   578
Changes in temporary differences         (39)      505
                                   ---------   -------
Income tax expense                 W     302   W 1,083
                                   =========   =======

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences and deferred taxes as of December 31, 2003 and 2002 are as follows (won in millions):

                                                            Amount
                                                    ----------------------
                                                       2003        2002
                                                    ---------    ---------
Accrued severance indemnities                       W  16,796    W  14,876
Valuation loss on marketable securities                   307        7,370
Bad debts                                              37,851       17,807
Present value discount                                 (1,963)       4,195
Valuation loss on investment securities                13,809       10,430
Long-term accrued interest                                  -        8,246
Forward contracts                                        (173)           -
Valuation loss on investment securities using the
 equity method                                         21,400            -
Loss on disuse of property and equipment               61,333            -
Accrued income                                         (6,313)      (5,314)
Depreciation                                              259          210
Severance insurance deposits and other                 (1,155)         942
                                                    ---------    ---------
                                                      142,151       58,762
Loss carryforward                                     659,846      653,567
Less: Temporary differences excluded                 (801,373)    (713,123)
                                                    ---------    ---------
                                                          624         (794)

  Tax rate (%)                                           29.7         29.7
                                                    ---------    ---------
  Deferred income tax assets (liabilities), net     W     185    W    (236)
                                                    =========    =========

As of December 31, 2003 and 2002, Hanaro did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

21.  RELATED PARTY TRANSACTIONS:

(1) Significant transactions and outstanding balances with subsidiaries during 2003 and 2002 are as follows (won in millions):

2003

                               Revenue  Expenses Key-money deposits      Payables
Hanaro Realty Development &
   Management Co., Ltd.        W   166   $20,153      W 1,522            W 1,809
Hanaro Telephone & Internet
   Information, Inc.               106    28,881          102              1,958
Hanaro Web(n) UTV                  150     3,153          223                  9
Hanaro Telecom America, Inc.         -     6,987            -                623
Dreamline Corporation            3,368     8,646        1,404                469
Hanaro Dream, Inc.               6,013    20,198          583              2,574
                               -------   -------      -------            -------
                               W 9,803   $88,018      W 3,834            W 7,442
                               =======   =======      =======            =======

2002

                               Revenue   Expenses      Key-money deposits       Payables
Hanaro Realty Development &
   Management Co., Ltd.        W    53   $14,278             W 1,412            W 1,652
Hanaro Telephone & Internet
   Information, Inc.               122    27,165                 122              2,702
Hanaro Technologies, Inc.           11     9,562                   -                  -
Hanaro Web (n) UTV                 138     5,567                 189                  8
Hanaro Telecom America, Inc.         -    11,502                   -                925
Dreamline Corporation            2,773     3,401                  28                429
Hanaro Dream, Inc.               4,884    24,330                 172              6,992
                               -------   -------             -------            -------
                               W 7,981   $95,805             W 1,923            $12,708
                               =======   =======             =======            =======

22.  COMMITMENTS AND CONTINGENCIES:

(1) The Company has been provided US$ 500 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2) The Company has provided four blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.

(3) As of December 31, 2003, the Company has overdraft agreements with Koram Bank with a maximum line of credit of W10,000 million.

23.  SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the years ended December 31, 2003 and 2002 is as follows (won in millions):

            2003
            ----                   Voice      Leased Line   Broadband      Others         Total
Revenue                          W  248,964    W   37,992   W  982,693   W  113,837    $1,383,486
Operating income (loss)              (8,577)        4,986      118,937      (44,652)       70,694
Tangible and intangible assets      558,446        16,652    1,743,778      283,526     2,602,402
Depreciation and amortization        60,298         5,657      315,208       47,365       428,528

             2002
             ----                   Voice      Leased Line   Broadband     Others         Total
Revenue                          W  210,664    W  111,813   W  969,635   W  125,742    $1,417,854
Operating income (loss)             (12,822)        7,498       29,094       (2,342)       21,428
Tangible and intangible assets      161,178       311,798    2,519,596      163,924     3,156,496
Depreciation and amortization        46,969        37,540      311,733       37,234       433,476

5. DISAFFILIATION OF AFFILIATED SUBSIDIARIES

  Name of Company                              Reason                              Remarks
  ---------------                              ------                              -------
Dreamline Corporation          A fall in Hanaro Telecoms' ownership    Hanaro's stake in Dreamline
                                              ratio                    Corporation decreased due to the
                                                                       third party equity investment

                               Dreamline Corporation has been          Dreamline is owned by and is a
Hanaro Dream, Inc.             excluded from Hanaro's Consolidated     subsidiary of Hanaro Dream
                               Subsidiaries

IV. OPINION OF INDEPENDENT AUDITORS

   1.   OPINION OF INDEPENDENT AUDITORS

     A) Auditors

          2003                                 2002                               2001
          ----                                 ----                               ----
Deloitte Touche Tohmatsu             Deloitte Touche Tohmatsu                Arthur Anderson

     B) Summary of Audit Process

    - We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. o Auditing Period : March 22, 2004 ~ March 26, 2004

     C) Auditor's Opinion

Year                     Summarizing of Auditor's Opinion
----                     --------------------------------
2003     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro
         Telecom, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the
         Republic of Korea In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31,

2002 2002 and 2001, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31,

2001 2001 and 2000, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

     D) Summary of Particular Situations

Year                           Particular Situations
----                           ---------------------
         -        Hanaro's ownership percentage in Dreamline Corporation
                  decreased from 32.18% to 26.28% due to the third party's
                  investment into Dreamline Corporation on 2003 November 17,
                  2003. As a result, Dreamline Corporation and its 37.19%-owned subsidiary, HanaroDream, were excluded from the consolidated financial statements as of December 31, 2003

         -        On November 18, 2003, the Company issued 182,182,500 common shares at (pound)U3,200 per share (par value : (pound)U5,000)
                  for the specified foreign investors. The discounts at less than par value, which amounts to (pound)U329,062 million, and the issuing cost of (pound)U19,111 million were offset against
2003              the existing paid-in capital in excess of par value.

         - Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.
                  Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application.

         - Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in
2002 countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.
                  Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

         - Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in
2001 countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.
                  Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application